Exhibit C

SCHEDULE OF TRANSACTIONS IN SHARES

The following table sets forth all transactions in the Shares effected by the Reporting Persons within the past sixty days.

Reporting Person	Type	Quantity	Price	Trade Date
Yunqi Master Fund	Sell	1,581,444	$26.8	08/05/2025
Yunqi Master Fund	Sell	550,000	$27.0	08/05/2025
Yunqi Master Fund	Sell	279,844	$26.9	08/06/2025
Yunqi Master Fund	Buy	100,000	$27.3	08/11/2025
Yunqi Master Fund	Buy	429,717	$27.4	08/12/2025
Yunqi Master Fund	Buy	724,445	$27.9	08/13/2025
Yunqi Master Fund	Buy	50,000	$27.9	08/13/2025
Yunqi Master Fund	Buy	277,587	$28.5	08/13/2025
Yunqi Master Fund	Buy	217,108	$28.3	08/14/2025
Yunqi Master Fund	Buy	204,541	$28.4	08/14/2025
Yunqi Master Fund	Buy	130,268	$28.6	08/15/2025
Yunqi Master Fund	Buy	147,363	$28.1	08/18/2025
Yunqi Master Fund	Buy	86,533	$28.0	08/19/2025

Yunqi Master Fund	Buy	105,836	$28.0	08/20/2025
Yunqi Master Fund	Sell	128,072	$27.5	08/27/2025
Yunqi Master Fund	Sell	7,804	$27.5	08/28/2025
Yunqi Master Fund	Sell	25,030	$27.5	08/29/2025
Yunqi Master Fund	Buy	95,469	$27.5	09/04/2025
Yunqi Master Fund	Buy	50,000	$27.9	09/10/2025
Yunqi Master Fund	Buy	42,100	$27.3	09/19/2025